September 20, 2006

Mr. Joshua S. Forgione
Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Dear Mr. Forgione:

On behalf of eSpeed Inc. (the "Company"), we are writing in response to the comment letter dated August 29, 2006 from you in connection with the comment letter to the Company dated June 26, 2006 regarding the Company's Form 10-K for the year ended December 31, 2005 as filed on March 15, 2006 (the "Form 10-K").

The Company has addressed all of your comments resulting in enhanced or additional disclosures in the context of future filings.

For your convenience, the Company has restated your comments in full, and all of the Company's responses are consistent with the numbering of the comments and headings used in your letter.

Form 10-K for the year ended December 31, 2005
-----------------------------------------------

Note 9.  Commitments and Contingencies, page 73
-----------------------------------------------

     We have reviewed your response to comment #2. In your disclosure of the action commenced by Trading Technologies International, Inc., please clarify whether there is at least a reasonable possibility that a loss may have been incurred. If so, please revise to also give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5 and SAB Topic 5Y. Please show us how you will revise your disclosure in response to this comment.

RESPONSE

Pursuant to paragraph 10 of SFAS 5, the Company included disclosure of the litigation with Trading Technologies International, Inc. within the Legal
Matters section in the footnote entitled "Commitments and Contingencies" in the
Form 10-K and other applicable public filings with the Securities and Exchange
Commission because there is at least a reasonable possibility that a loss may have been incurred by the Company in connection with such matter. The
Company intends to prospectively change the disclosure of this matter in its
Form 10-Q for the period ending September 30, 2006, by adding the following sentence to the end of the disclosure: "The Company is unable to estimate a possible loss or range of losses in connection with this matter."

Undertakings
------------

The Company hereby acknowledges the following:

     o  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the foregoing should be directed to the undersigned in New York at (212) 829-4704.

Very truly yours,

/s/ Frank V. Saracino
Frank V. Saracino
Vice President, Global Controller and Interim Chief Accounting Officer

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